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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                         CONCORDE CAREER COLLEGES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)

                                   20651H 10 2
                                 (CUSIP Number)

                                                        Copy to:
            Paul R. Gardner                      Thomas W. Van Dyke, Esq.
     Concorde Career Colleges, Inc.                   Bryan Cave LLP
     5800 Foxridge Drive, Suite 500            1200 Main Street, Suite 3500
            Mission, KS 66202                   Kansas City, Missouri 64105

       (Name, address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

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                                  SCHEDULE 13D

CUSIP No. 20651H 10 2                                          Page 2 of 4 Pages

1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert F. Brozman Declaration of                    IRS#  43-6396372
       Trust Under Agreement Dated December 28, 1989,
       Jack L. Brozman, Trustee

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  [_]
       (b)  [_]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
                   N/A

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

6.     CITIZENSHIP OR PLACE OR ORGANIZATION
                   Trust Formed Pursuant to the Laws of the State of Missouri

7.     SOLE VOTING POWER

                   892,662
8.     SHARED VOTING POWER

                   -0-
9.     SOLE DISPOSITIVE POWER

                   892,662
10.    SHARED DISPOSITIVE POWER

                   -0-
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   892,662

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [_]

                   N/A

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.40%

14.    TYPE OF REPORTING PERSON*

                   00

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CUSIP No. 20651H 10 2                                          Page 3 of 4 Pages

              This Amendment No. 3 to Schedule 13D is being filed on behalf of the Robert F. Brozman Declaration of Trust Under Agreement Dated December 28, 1989, Jack L. Brozman, Trustee (the "Trust"), to reflect the sale of 350,000 shares of common stock. Reference is made to the initial Statement on Schedule 13D filed on September 8, 1992, subsequently amended by Amendment 1 filed September 8, 1992 and Amendment 2 filed April 11, 1997.

Item 1.       Security and Issuer

              The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share (the "Common Stock") of Concorde Career Colleges, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5800 Foxridge Drive, Suite 500, Mission, KS 66202.

Item 2.       Identity and Background

       (a) Robert F. Brozman Declaration of Trust Under Agreement Dated December 28, 1989, Jack L. Brozman, Trustee

       (b)    5800 Foxridge Drive, Suite 500, Mission, KS 66202

       (c)    Not Applicable

       (d)    Not Applicable

       (e)    Not Applicable

       (f)    Trust formed pursuant to the Laws of the State of Missouri

Item 3.       Source and Amount of Funds or Other Considerations

              Not Applicable

Item 4.       Purpose of Transaction

              The Trust has obtained the registration, as a selling stockholder, of 350,000 shares of Common Stock to be sold under the registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 2, 2003 and made effective on February 5, 2003. This transaction regards the sale of 150,000 of such shares on February 11, 2003, and 200,000 of such shares on February 13, 2003. The Trust continues to hold its remaining shares of Common Stock for investment purposes and has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

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CUSIP No. 20651H 10 2                                          Page 4 of 4 Pages

Item 5.       Interest in Securities of the Issuer

              Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

              On February 11, 2003 and February 13, 2003, the Trust sold 350,000 shares of the Common Stock to outside investors. As a result, the Trust now beneficially owns 892,662 shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              Not Applicable.

Item 7.       Material to be Filed as Exhibits

              None

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Dated as of February 18, 2003.

                                        Robert F. Brozman Declaration of Trust
                                        Under Agreement dated December 28, 1989,
                                        Jack L. Brozman, Trustee

                                        /s/ Jack L. Brozman
                                        ------------------------
                                        Jack L. Brozman, Trustee